UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-33289

Enstar Group Limited
(Exact name of registrant as specified in its charter)

A.S. Cooper Building, 4th Floor, 26 Reid Street, Hamilton HM 11, Bermuda

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary shares, par value $1.00 per share

Depositary Shares, each representing a 1/1,000th interest in a 7.00% Fixed-to-Floating
Rate Perpetual Non-Cumulative Preferred Share, Series D, par value $1.00 per share

Depositary Shares, each representing a 1/1,000th interest in a 7.00% Perpetual Non-
Cumulative Preferred Share, Series E, par value $1.00 per share

5.500% Fixed-Rate Reset Junior Subordinated Notes due 2042

5.750% Fixed-Rate Reset Junior Subordinated Notes due 2040

3.100% Senior Notes due 2031

4.950% Senior Notes due 2029

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a)
or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports*:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

* Explanatory Note: On July 2, 2025, pursuant to the Agreement and Plan of Merger dated as of July 29, 2024, by and among Enstar Group Limited, an exempted company limited by shares existing under the laws of Bermuda (“Enstar” or the “Registrant”), Elk Bidco Limited, an exempted company limited by shares existing under the laws of Bermuda (“Parent”), Elk Merger Sub Limited, an exempted company limited by shares existing under the laws of Bermuda and a directly wholly owned subsidiary of Parent, Deer Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned subsidiary of the Company, and Deer Merger Sub Ltd., an exempted company limited by shares existing under the laws of Bermuda and a direct wholly owned subsidiary of Deer Ltd., the parties effected a series of mergers (collectively, the “Mergers”), with Enstar surviving the Mergers as a wholly owned subsidiary of Parent.

The Company has previously registered its Depositary Shares, each representing a 1/1,000th interest in a 7.00% Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Share, Series D, par value $1.00 per share (the “Series D Depositary Shares”), Depositary Shares, each representing a 1/1,000th interest in a 7.00% Perpetual Non-Cumulative Preferred Share, Series E, par value $1.00 per share (the “Series E Depositary Shares” and, together with the Series D Depositary Shares, the “Depositary Shares”), 5.500% Fixed-Rate Reset Junior Subordinated Notes due 2042 (the “2042 Notes”), 5.750% Fixed-Rate Reset Junior Subordinated Notes due 2040 (the “2040 Notes”), 3.100% Senior Notes due 2031 (the “2031 Notes”) and 4.950% Senior Notes due 2029 (the “2029 Notes” and, together with the 2042 Notes, the 2040 Notes and the 2031 Notes, the “Notes”) under the Securities Act of 1933, as amended, pursuant to certain shelf registration statements on Form S-3. As of the fiscal year beginning January 1, 2025, each series of the Series D Depositary Shares, the Series E Depositary Shares, 2042 Notes, the 2040 Notes, the 2031 Notes and the 2029 Notes were held of record by less than 300 persons. As a result, pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the duty of the Company to file reports under Section 15 of the Exchange Act with respect to each series of Notes was suspended, effective as of January 1, 2025. The Company is filing this Form 15 to provide notice of its intention to no longer file reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.)

Approximate number of holders of record as of the certification or notice date:

Ordinary shares, par value $1.00 per share: 1

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Series D Depositary Shares: 57

Series E Depositary Shares: 67

2042 Notes: 53

2040 Notes: 26

2031 Notes: 56

2029 Notes: 54

Pursuant to the requirements of the Securities Exchange Act of 1934, Enstar Group Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 24, 2025	By:	/s/ Audrey B. Taranto
		Name:	Audrey B. Taranto
		Title:	General Counsel

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